Southport Acquisition Corporation 268 Post Road, Suite 200 Fairfield, CT 06824	Angel Studios, Inc. 295 W Center St. Provo, Utah 84601

February 14, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attention:	Valeria Franks
Joel Parker
Jenna Hough
Mara Ransom

Re:	Southport Acquisition Corporation Registration Statement on Form S-4 Filed November 12, 2024 File No. 333-283151

Ladies and Gentlemen:

This letter sets forth the response of Southport Acquisition Corporation (“SAC”) and Angel Studios, Inc. (“ASI”) to the comments of the Staff (the “Staff”) of the Division of Corporation Finance, Office of Trade & Services, of the U.S. Securities and Exchange Commission (the “SEC”) set forth in its letter, dated December 13, 2024, with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”), filed with the SEC on November 12, 2024.

Concurrently with the submission of this letter, SAC is filing via EDGAR Amendment No. 1 to the Registration Statement on Form S-4 (the “Revised Registration Statement”), which reflects SAC’s and ASI’s responses to the comments received from the Staff and certain updated information. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Revised Registration Statement.

For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by SAC’s and ASI’s response. All references to page numbers in these responses are to the pages of the Revised Registration Statement.

U.S. Securities and Exchange Commission

February 14, 2025

Registration Statement on Form S-4 filed November 12, 2024

Cover page

1.	Your cover page discusses the method of issuance of Combined Company Common stock to holders of ASI common stock. In an appropriate place in your proxy statement/prospectus, revise to explain how you determined the number of shares of Class A and B Common Stock to register overall and specifically how you determined the number of shares of Combined Company Common Stock issued to each class of ASI and SAC shareholders relative what they currently own.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure on page 151 of the Revised Registration Statement.

2.	We note your disclosure that certain members of the Sponsor, SAC directors and officers and certain ASI executive officers and directors participated in the ASI Reg A Offering. Throughout your proxy statement/prospectus, disclose the amount of shares purchased by each such investor. In this regard, your disclosure indicates that management of SAC noted that the success of ASI Reg A Offering had been identified by ASI as a required precursor to signing the Business Combination, and was viewed by ASI’s management as both an important confirmation of ASI’s business and funding model and an essential infusion of capital in the interest of the Combined Company, and yet it appears that the same management of SAC also invested in the offering and facilitated such success.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure throughout the Revised Registration Statement to reflect that the Chairman of SAC’s board of directors, Jared Stone, purchased 33,068 shares of ASI Class C Common Stock; SAC’s Chief Executive Officer, Jeb Spencer, purchased 826 shares of ASI Class C Common Stock; SAC director, Matthew Hansen, purchased 33,068 shares of ASI Class C Common Stock; SAC director, Cathleen Schreiner Gates, purchased 3,307 shares of ASI Class C Common Stock; Sponsor member, David Watson, purchased 8,267 shares of ASI Class C Common Stock; Sponsor member, John Aslanian, purchased 826 shares of ASI Class C Common Stock; Sponsor member, Josh Carter, purchased 165 shares of ASI Class C Common Stock; ASI’s Chief Executive Officer, Neal Harmon, purchased 8 shares of ASI Class C Common Stock; ASI’s President, Jordan Harmon, purchased 661 shares of ASI Class C Common Stock; ASI’s Chief Content Officer, Jeffrey Harmon, purchased 8 shares of ASI Class C Common Stock; and one of ASI’s directors, Paul Ahlstrom, purchased 16 shares of ASI Class C common stock, in each case as part of the ASI Reg A Offering.

3.	Where you discuss the various voting thresholds for each of the matters presented at the SAC Special Meeting, revise to discuss the level at which the vote is assured pursuant to the terms of the Sponsor Support Agreement, similar to the disclosure you provide on page 20.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure on page 60 of the Revised Registration Statement.

U.S. Securities and Exchange Commission

February 14, 2025

4.	Revise or provide a table that includes the pro forma impact on potential dilution from the 11,500,000 outstanding SAC Public Warrants if converted into 0.1 newly issued share of SAC Class A common stock, with any fractional entitlement being rounded down, if the Warrant Amendment Proposal is approved.

Response: In response to the Staff’s comment, SAC and ASI have revised the tables on pages 45-50, 186-191 and 251-254 of the Revised Registration Statement to reflect the pro forma impact on potential dilution from the 11,500,000 outstanding SAC Public Warrants under different redemption and conversion scenarios.

Q: Why is SAC proposing the Business Combination?, page 5

5.	On page 6 the disclosure indicates that the SAC’s board believes that the Business Combination is in the best interests of SAC and its stockholders and presents an opportunity to increase stockholder value. Please clarify whether the determination was that the Business Combination is fair and in the best interests of SAC Public Stockholders, as you indicate on page 158, and revise for consistency.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure on page 5 of the Revised Registration Statement.

Q. What conditions must be satisfied to complete the Business Combination?, page 13

6.	Revise to clarify that you recently received shareholder approval to amend your Charter to eliminate the limitation that you may not redeem your outstanding Class A Common Stock to the extent that such redemption would result in the Company having net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended), of less than $5,000,001 and explain how the amendment to your charter impacts the related merger condition. Make consistent revisions throughout your proxy statement/prospectus.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure throughout the Revised Registration Statement to reflect the fact that, on November 13, 2024, SAC obtained stockholder approval of the Redemption Limitation Amendment Proposal and amended the SAC Charter consistent therewith. Additionally, SAC and ASI have revised the disclosure throughout the Revised Registration Statement to disclose that on February 14, 2025, SAC and ASI entered into the Merger Agreement Amendment, pursuant to which, among other things, the parties agreed to eliminate from the Merger Agreement the condition that SAC have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act).

U.S. Securities and Exchange Commission

February 14, 2025

Summary of the Joint Proxy Statement/Prospectus, page 27

7.	In an appropriate place in the summary, include a diagram of the organizational structure of SAC, ASI, and Merger Sub prior to and after the consummation of the Business Combination. Depict in the diagram how equity ownership and voting control of the Combined Company will differ due to the disparate voting rights of Combined Company Class A and Class B Common Stock.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure on pages 50-52 of the Revised Registration Statement.

8.	Please revise where appropriate to discuss the anticipated dual-class structure of the Combined Company, which, as you disclose elsewhere, will have the effect of concentrating more than 50% of voting power with holders of Combined Company Class B common stock, including ASI’s co-founder and Chief Executive Officer, Mr. Neal Harmon.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure on pages 52, 71, 99-100, 128-129, 206 and 227 of the Revised Registration Statement.

Financing Arrangements, page 42

9.	Where you discuss the material terms of the Reg A Offering and the financing arrangement with Off the Chain, please discuss how the proceeds were used. If these financing transactions were intended to facilitate the Business Combination and, therefore, will have a dilutive impact on non-redeeming shareholders, please state so. In this regard, these offerings were conducted while you were actively negotiating the letter of intent for this business combination. Further discuss here your stated intent to secure additional financing and provide the status of such efforts. Explain how you arrived at the assumption that you will secure $10.0 million of Company Interim Financing. Refer to Item 1604(b)(5) of Regulation S-K.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure throughout the Revised Registration Statement to reflect ASI’s intended use of proceeds from the ASI Reg A Offering and the financing arrangement with Off the Chain, and to disclose additional information regarding the parties’ ongoing financing efforts.

U.S. Securities and Exchange Commission

February 14, 2025

SAC and ASI respectfully advise the Staff that ASI intends to use the proceeds from the ASI Reg A Offering to manage its business and provide working capital for its operations. The proceeds from the ASI Reg A Offering may also be used to pay expenses relating to salaries and other compensation to ASI’s officers and employees. Furthermore, ASI intends to use the proceeds from its sale of ASI Class C Common Stock to Off the Chain to support its bitcoin treasury strategy. While the timing of the ASI Reg A Offering and the negotiations with Off the Chain coincided with the timing of negotiations between ASI and SAC regarding the proposed Business Combination and entry into the Merger Agreement, such financing arrangements were entered into by ASI in the ordinary course to fund its ongoing operations and support its long-term strategy and were not intended to facilitate the Business Combination.

SAC and ASI respectfully advise the Staff that, during the fourth quarter of 2024, ASI sold an aggregate of 30,141 shares of ASI Class C Common Stock to various purchasers, generating gross proceeds of approximately $1.0 million. During the first quarter of 2025, ASI sold an aggregate of 53,009 shares of ASI Class C Common Stock to various purchasers, generating gross proceeds of approximately $1.7 million. ASI intends to use the proceeds from the sale of ASI Class C Common Stock to manage its business and provide working capital for its operations. The proceeds may also be used to pay expenses relating to salaries and other compensation to ASI’s officers and employees. The parties intend to seek additional capital from investors to support the Combined Company post-Closing, and the terms of such financing arrangements will be disclosed in subsequent filings with the SEC, as applicable. Existing holders of SAC securities may experience dilution as a consequence of the issuance of shares of Combined Company Common Stock under such financing arrangements.

Furthermore, SAC and ASI respectfully advise the Staff that they assumed they would secure $10.0 million of Company Interim Financing because ASI and Off the Chain entered into an agreement in principle for an investment by Off the Chain of approximately $10.0 million to support ASI’s bitcoin treasury strategy substantially concurrently with the signing of the Merger Agreement. This agreement was disclosed in the joint press release attached as Exhibit 99.1 to the Form 8-K filed by each of SAC and ASI with the SEC on September 11, 2024. The amount of Company Interim Financing may increase prior to the Closing to the extent SAC and ASI are successful in raising additional funds to support the Combined Company.

Dilution, page 44

10.	The amounts presented here and elsewhere do not appear to satisfy the requirements of Item 1604(c) of Regulation S-K. The SPAC’s net tangible book value per share, as adjusted, should depict the net tangible assets per share that the SPAC will contribute to the post-combination entity. Do not label as pro forma the Item 1604(c) amounts presented. Please revise to present in tabular form your calculations of the numerator and denominator used to arrive at the SPAC’s net tangible book value per share, as adjusted. The calculation of the numerator (SPAC’s net tangible book value, as adjusted) should begin with the SPAC’s historical net tangible book value as of the most recent balance sheet date, and include material adjustments, such as probable or consummated transactions and other effects from the de-SPAC transaction (e.g., all financing transactions, payment of deferred underwriting costs, payment of compensation to the Sponsor, de-SPAC transaction costs, reclassifications from the trust account to cash, etc.), while excluding the de-SPAC transaction itself. The calculation of the denominator (total shares, as adjusted) should separately list each item (e.g., Founder Shares, Public Shares, Earnout Shares issued to the Sponsor, shares issued upon conversions, other share adjustments, etc.), excluding the de-SPAC transaction itself, that is probable of occurring prior to or in conjunction with the de- SPAC transaction. Refer to Section II.D.3 of SEC Release No. 33-11265.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure on pages 11-13, 53-55 and 183-185 the Revised Registration Statement to satisfy the requirements under Item 1604(c) of Regulation S-K.

U.S. Securities and Exchange Commission

February 14, 2025

The revisions to the dilution tables in the Revised Registration Statement are as follows:

•	All previous labels stating “pro forma” have been removed.

•	The calculation of the numerator of net tangible book value per share, as adjusted, begins with SAC’s historical net tangible book value as of September 30, 2024.

•	The numerator and denominator were then adjusted for the following three types of adjustments: (i) redemptions of SAC Public Shares, (ii) material probable or consummated transactions other than the consummation of the de-SPAC transaction itself and (iii) other material effects of the de-SPAC transaction on SAC’s net tangible book value per share, not including the de-SPAC transaction itself. This is in accordance with the three types of adjustments described within Section II.D.3 of SEC Release No. 33-11265.

•	The number of shares used to determine the denominator of the net tangible book value per share, as adjusted calculation has been updated to separately list shares held by the Sponsor, shares held by SAC public stockholders and shares held by Third-Party SAC Investors.

Compensation Received by the Sponsor and its Affiliates, page 45

11.	Please revise to disclose, in a tabular format, the terms and amount of the compensation received or to be received by the Sponsor, its affiliates, and promoters in connection with the Business Combination or any related financing transaction, the amount of securities issued or to be issued by SAC to the Sponsor, its affiliates, and promoters and the price paid or to be paid for such securities in connection with the Business Combination or any related financing transaction; and, outside of the table, the extent to which that compensation and securities issuance have resulted or may result in a material dilution of the equity interests of non-redeeming shareholders of the special purpose acquisition company. Refer to Item 1604(b)(4) of Regulation S-K.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure on pages 56-59 and 191-193 of the Revised Registration Statement.

U.S. Securities and Exchange Commission

February 14, 2025

Sources and Uses of Funds for the Business Combination, page 59

12.	Revise the tables to reflect the scenarios you describe in the respective headers, as it does not appear that the initial tables reflect different scenarios. Also, revise throughout to reflect the amounts in the trust account following the most recent series of redemptions.

Response: In response to the Staff’s comment, SAC and ASI have revised the tables on pages 73 and 200 of the Revised Registration Statement to reflect the total sources and uses of funds for the Business Combination under the different redemption and warrant conversion scenarios and after giving effect to the most recent redemptions of SAC Public Shares in connection with the Third Extension Special Meeting.

Risk Factors, page 65

13.	Please revise this section to provide a risk factor addressing the risks of conflicts of interest on behalf of ASI, such as you do for SAC on page 87.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure on pages 99-100 of the Revised Registration Statement.

14.	We note your disclosure on page 166 that you intend to seek additional capital from investors to support the Combined Company post-Closing. Please provide a risk factor to discuss any associated risks a potential financing could cause to investors, disclose that you have made no such commitments yet, if true, and address the risk if you are unable to secure such financing. Disclose the anticipated liquidity position of the combined company following the Business Combination, particularly in light of the redemptions recently reported on the Form 8-K dated November 13, 2024, including the amount of cash necessary to pay expenses related to the Business Combination.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure on page 114 of the Revised Registration Statement.

15.	We note your disclosure on page 165 that the SAC board of directors has not retained an unaffiliated representative to act solely on behalf of unaffiliated stockholders of SAC for purposes of negotiating the terms of the Business Combination on their behalf and/or preparing a report concerning the approval of the Business Combination. Please provide a risk factor to discuss relevant risks of not retaining an unaffiliated representative.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure on page 102 of the Revised Registration Statement.

U.S. Securities and Exchange Commission

February 14, 2025

16.	Please revise this section to provide a risk factor regarding the risks associated with the Business Combination not being structured to require the approval of a majority of the unaffiliated stockholders of SAC.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure on page 102 of the Revised Registration Statement.

Risks Relating to ASI, page 65

17.	We note your disclosure on page 269 that theatrical distribution typically involves significant risks and high upfront marketing costs, and that you incur significant marketing and advertising costs before and throughout a theatrical release in an effort to drive public awareness of the film and increase ticket sales. Please provide a risk factor discussing relevant risks.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure on page 85 of the Revised Registration Statement.

Background to the Business Combination, page 150

18.	Disclose who proposed the pre-money enterprise value of $1 billion for ASI and the basis for this valuation when preparing the initial letter of intent, discussed on page 154.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure on page 169 of the Revised Registration Statement.

19.	Clarify whether the financial and marketing materials provided by ASI’s management constituted financial projections of ASI that were prepared by ASI and shared with you.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure on page 169 of the Revised Registration Statement.

U.S. Securities and Exchange Commission

February 14, 2025

20.	We note your disclosure on page 154 that considerations used in determining the equity value for ASI of at least $1.5 billion included, among other factors, both comparable public equity trading valuations and private investment valuations, and that the assumptions underlying these financial analyses were based on the exercise of professional judgment and the significant industry expertise and experience of members of SAC’s management team, as well as assistance from Oppenheimer. Please expand this discussion to provide more detail as to the comparable public equity trading valuations and private investment valuations, and disclose the assumptions used. Elaborate upon the “other financial and market materials provided by ASI’s management and analysis of other companies in the media industry.” Please also disclose all other material factors used to arrive at this equity valuation.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure on pages 169-170 of the Revised Registration Statement.

21.	Clarify the role that Oppenheimer played and the level of diligence performed in connection with the Business Combination. Disclose the fees paid and due to Oppenheimer.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure on pages 173 and 201 of the Revised Registration Statement.

22.	We note your disclosure on page 157 regarding the August 29, 2024 ASI Reg A Offering at a price of $30.24 per share of ASI Class C Common Stock, up to a $20.0 million maximum offering amount, implying a valuation of ASI of approximately $906.5 million. Please explain how this implies the valuation of $906.5 million.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure on page 172 of the Revised Registration Statement.

23.	On page 158, where you discuss the September 9, 2024 meeting of SAC’s board of directors, please expand your disclosure to include the financial assumptions and analyses used in valuing ASI that the management of SAC provided to the directors. Clearly disclose the valuation of ASI relied upon in these discussions.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure on pages 173-174 of the Revised Registration Statement.

24.	Explain why ASI determined to conduct the Reg A Offering at the same time the parties were negotiating the letter of intent.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure on page 172 of the Revised Registration Statement.

U.S. Securities and Exchange Commission

February 14, 2025

25.	We note your disclosure on page 265 that two members of ASI’s board of directors resigned from August to October of 2024, which follows the commencement of discussions between SAC and ASI. Please revise here to disclose whether and how these resignations impacted negotiations.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure on page 175 of the Revised Registration Statement.

26.	Please revise to briefly disclose the reasons either SAC or Party A, Party C, and Party D decided not to continue pursuing the Business Combination.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure on pages 166, 168 and 170 of the Revised Registration Statement.

Benefits and Detriments of the Business Combination, page 160

27.	You disclose here and throughout the proxy statement/prospectus that a benefit of the Business Combination is the opportunity for ASI to become a publicly traded company and for shares to trade on a national securities exchange. Revise to disclose whether this is a condition of the Business Combination that both parties do not intend to waive considering listing is not assured and could be more difficult in light of the recent redemptions.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure on pages 35, 176, 224 and 271 of the Revised Registration Statement.

SAC’s Board of Directors’ Reasons for the Business Combination, page 161

28.	To the extent the SAC board of directors considered the equity valuation determined internally of ASI and/or the dilution described in Item 1604(c) of Regulation S-K, please affirmatively identify them in the list of factors considered.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure on page 179 of the Revised Registration Statement.

U.S. Securities and Exchange Commission

February 14, 2025

29.	You discuss ASI’s Future Opportunities, however, you do not appear to acknowledge ASI’s decline in revenues due to, for example, the lack of significant revenues from theatrical releases since the Sound of Freedom movie that was released in 2023 and the decline in distribution revenues as a result of the termination of the agreement relating to The Chosen. Tell us how ASI’s financial performance in 2024 was considered by the SAC Board of Directors and, if not, please state why not.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure on page 181 of the Revised Registration Statement. SAC and ASI respectfully advise the Staff that, as part of the financial and commercial due diligence of ASI conducted by SAC’s management prior to the signing of the Merger Agreement, SAC’s management examined ASI’s recent financial performance, including the decline in ASI’s revenues from theatrical distributions since the release of the Sound of Freedom movie in 2023 as well as the decline in ASI’s revenues from distribution activities as a result of the termination of ASI’s agreement relating to The Chosen. SAC’s management evaluated the underlying causes of such decline and the risk that ASI may not be able to continue to successfully monetize new theatrical releases and distribution agreements. SAC’s management presented its due diligence findings to the SAC board of directors periodically prior to the signing of the Merger Agreement. Additionally, members of the SAC board of directors were invited to attend due diligence meetings held by ASI’s management on August 8, 2024, during which the meeting participants discussed various aspects of ASI’s business and financial performance, including ASI’s industry, business model, studio economics, revenue growth, membership guild retention and strategy for future growth.

In evaluating the proposed Business Combination, the SAC board of directors considered these findings but ultimately concluded that the recent decline in ASI’s revenues and associated risks were outweighed by the expected future opportunities of ASI and the other potential benefits of the Business Combination, which are discussed in greater detail in “SAC Stockholder Proposal No. 1: The Business Combination Proposal—SAC’s Board of Directors’ Reasons for the Business Combination.” Among other things, the SAC board of directors considered that the calendar of theatrical releases that ASI had planned for 2025 would help to increase ASI’s revenues. Additionally, the SAC board of directors believed that the shift of ASI’s business toward the Angel Guild model, which is a subscription-based recurring revenue model, combined with the expected trajectory of growth of the Angel Guild, would have a positive impact on ASI in the long-term given the elevated forward multiples awarded to high-growth subscription businesses.

30.	You mention Redemption Risk as a factor and risk weighing negatively. Revise to discuss the amount remaining in the trust account which leaves a reduced amount of cash available to the Combined Company and whether such reduction in cash alters the Board’s recommendation.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure on page 180 of the Revised Registration Statement.

ASI Stockholder Proposal No. 1: The ASI Business Combination Proposal, page 202

31.	Please disclose the reason for the one abstention of the ASI board of directors in voting for this proposal, if known.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure throughout the Revised Registration Statement to reflect that, ASI believes that the single director who abstained did so because he wished to have further discussion and time to evaluate various aspects of the proposed Business Combination. After weighing various considerations, including potential benefits of promptly proceeding with the announcement of the proposed Business Combination, and after taking into account the abstaining director’s position, all of the other members of the ASI board of directors determined that the Business Combination was in the best interests of ASI and its stockholders and approved the Business Combination.

U.S. Securities and Exchange Commission

February 14, 2025

ASI Stockholder Proposal No. 1: The ASI Business Combination Proposal
ASI’s Board of Directors’ Reasons for the Business Combination, page 202

32.	Explain how the Business Combination is the “Best Available Fundraising and Growth Path.” If your reference to “fundraising” relates to the proceeds available to the Combined Company from the trust account, revise to acknowledge the risks associated with the availability of such proceeds in the event of redemptions.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure on page 224 of the Revised Registration Statement.

33.	Elaborate upon the factor that discusses “Route to Becoming a Public Company.” This factor is unclear considering ASI is already a public company.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure on page 224 of the Revised Registration Statement.

34.	We note your disclosure on page 203 that ASI’s board of directors considered a “proposed financial analysis and model of the Combined Company.” Disclose the content of this analysis and model and who prepared it. Refer to Item 1609 of Regulation S-K. In this regard, your disclosure that “ASI’s board of directors considered factors related to its projected financial outlook for the Combined Company but did not rely on these projections as a determinative factor in its decision to enter into the Merger Agreement” seems to indicate some amount of reliance upon this information in recommending the business combination to shareholders.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure throughout the Revised Registration Statement to remove references to the financial analysis and model of the Combined Company as a factor considered by ASI’s board of directors in evaluating the Business Combination. The financial analysis and model was created by ASI in the ordinary course of business under the supervision and direction of ASI’s Chief Executive Officer and Chief Financial Officer. This financial analysis and model was specific to ASI and did not include any information related to SAC or the Business Combination. Since the financial analysis and model was specific to ASI and not relied upon as a determinative factor by ASI’s board of directors in deciding to enter into the Merger Agreement, the decision to reference the financial analysis and model in the Registration Statement was incorrect. Furthermore, since the financial analysis and model are not included in the Revised Registration Statement, their content will not be disclosed as required under Item 1609 of Regulation S-K.

U.S. Securities and Exchange Commission

February 14, 2025

U.S. Federal Income Tax Considerations, page 208

35.	We note your disclosure that the Business Combination is intended to qualify as a reorganization, but if it does not qualify as a reorganization, “the receipt of Combined Company Common Stock in exchange for ASI Common Stock in the Merger will be a taxable transaction” and “in general, a U.S. holder whose shares of ASI Common Stock are converted into the right to receive Combined Company Common Stock and cash in the Business Combination will recognize capital gain or loss for U.S. federal income tax purposes...” As it appears that these tax consequences are material to investors, revise to provide an opinion of counsel that addresses and expresses a conclusion for each material federal tax consequence. To the extent the opinion is subject to uncertainty, counsel should explain why a “will” opinion cannot be given and describe the degree of uncertainty. Refer to Item 601(b)(8) of Regulation S-K and Section III of Staff Legal Bulletin No. 19.

Response: SAC and ASI respectfully advise the Staff that the disclosure is explicit that there is legal uncertainty regarding the characterization of the Business Combination for U.S. federal income tax purposes and that completion of the Business Combination is not conditioned on the receipt of an opinion of counsel or an IRS ruling confirming the U.S. federal income tax consequences thereof. Due to this uncertainty, no representation or opinion is provided in the filing with respect to the U.S. federal tax treatment of the Business Combination. Since no such representation or opinion is provided, and no assurances are given to stockholders that a tax opinion could be obtained at any comfort level (whether at a “should,” “more likely than not” or any other level), SAC and ASI believe there is no requirement to file a related Exhibit 8 tax opinion. SAC and ASI respectfully submit that the Business Combination is like any other transaction with respect to which no representation as to tax consequences is set forth in the relevant filing (or a transaction that is fully taxable) and with respect to which no Exhibit 8 tax opinion is required to be filed. We have, however, revised the disclosure on page 101 of the Revised Registration Statement to provide risk factor disclosure related to the tax treatment of the Business Combination.

U.S. Securities and Exchange Commission

February 14, 2025

Unaudited Pro Forma Condensed Combined Financial Information

1. Basis of Pro Forma Presentation, page 223

36.	Please tell us how you determined that the conversion of 11,500,000 SAC Public Warrants into 1,150,000 shares of SAC Class A Common Stock is probable when calculating your pro forma shares outstanding.

Response: SAC and ASI respectfully advise the Staff that based on initial feedback received by Oppenheimer from active SPAC-focused investors holding SAC Public Warrants as well as Oppenheimer’s experience as a dealer manager in multiple warrant exchange transactions for de-SPAC companies, Oppenheimer has advised SAC that the current proposed exchange ratio of 0.1 share of SAC Class A Common Stock per SAC Public Warrant is appropriate and reasonably likely to enable SAC to obtain the Warrantholder Approval. As of the date of filing of the Revised Registration Statement, however, SAC has not yet received binding commitments from holders of SAC Public Warrants to vote in favor of the Warrant Amendment Proposal. Accordingly, SAC and ASI have revised the disclosure on pages 45-50, 186-191 and 251-254 of the Revised Registration Statement to present both a Warrant Conversion Scenario and a No Warrant Conversion Scenario.

Pro Forma Other Transaction Accounting Adjustments, footnote (l), page 227

37.	Please tell us how the additional pro forma information provided in this footnote complies with Article 11 of Regulation S-X.

Response: SAC and ASI respectfully advise the Staff that this footnote has been removed from the Revised Registration Statement. The Revised Registration Statement has been revised to include two scenarios regarding the pro forma treatment of the SAC Public Warrants upon the Closing:

•	No Warrant Conversion Scenario: This scenario, which is referred to as the “No Warrant Conversion Scenario,” assumes that a majority of the holders of SAC Public Warrants do not approve the Warrant Amendment Proposal to have each SAC Public Warrant convert into 0.1 shares of SAC Class A Common Stock in connection with the Closing.

•	Warrant Conversion Scenario: This scenario, which is referred to as the “Warrant Conversion Scenario,” assumes that a majority of the holders of SAC Public Warrants approve the Warrant Amendment Proposal to have each SAC Public Warrant convert into 0.1 shares of SAC Class A Common Stock in connection with the Closing.

U.S. Securities and Exchange Commission

February 14, 2025

Presenting each of these possible scenarios is in accordance with Regulation S-X Article 11-02(a)(10), as the transaction is structured in such a manner that significantly different results may occur (i.e., no conversion of SAC Public Warrants or conversion of all SAC Public Warrants). SAC and ASI have provided presentations depicting pro forma information for both the No Warrant Conversion Scenario and the Warrant Conversion Scenario (the “range of possible results,” as such terminology is used in Regulation S-X Article 11-02(a)(10)) within the pro forma condensed combined balance sheet as of September 30, 2024 and the pro forma condensed combined statements of operations for the nine months ended September 30, 2024 and for the year ended December 31, 2023 as well as within certain other sections within the Revised Registration Statement. Please refer to pages 238-268 for the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for the presentation of the two scenarios in the unaudited pro forma condensed combined balance sheet and in the unaudited pro forma condensed combined statements of operations and please refer throughout the Revised Registration Statement for additional presentations of the No Warrant Conversion Scenario and Warrant Conversion Scenario in other sections.

Information about ASI, page 264

38.	Explain how “implementation of [ASI’s] bitcoin reserve is intended to support ASI’s mission-driven approach.” And explain how the bitcoin treasury operates as a “forprofit ‘endowment for the arts’ based on the bitcoin standard that seeks to build a financial foundation to fund the world’s best filmmakers to produce stories...” Explain what you mean by the “bitcoin standard” and “for-profit endowment.” Considering you recorded a gain on the sale of a portion of your digital assets earlier this year, explain how you used such proceeds to “build a financial foundation.” Explain your plans with respect your ownership of bitcoin, given that you state in your periodic reports that your ability to sell your digital assets, among other things, could assist in meeting your operating cash flow requirements.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure on pages 36, 300 and 311 of the Revised Registration Statement.

39.	Throughout your proxy statement/prospectus, consistently state the amount of bitcoin that you own as of the most recent balance sheet date, as you make references to 125 and 300 bitcoin depending upon the context of the disclosure.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure throughout the Revised Registration Statement to reflect that as of September 30, 2025, ASI held an aggregate of approximately 141.6 bitcoins.

U.S. Securities and Exchange Commission

February 14, 2025

Our Product and/or Services, page 267

40.	This discussion does not appear to have been updated to reflect material products and services of your business for the most recent fiscal year, such as quantitative information around the number of theatrical releases overall and qualitative information about projects completed and underway. Revise to provide additional disclosure, rather than state that “you have produced and filmed hundred of original comedy specials from various up-and-coming comedians. We have also licensed several motion pictures for exclusive theatrical and digital distribution.” Similarly, you highlight the termination of the distribution of The Chosen, however, you have not disclosed any other material distribution arrangements.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure on pages 304-306 of the Revised Registration Statement.

ASI’s Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 275

41.	Please provide your analysis of your results of operations and cash flows for the year ended December 31, 2023 compared to 2022. Refer to Item 303(b) of Regulation S-K.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure on pages 312-317 of the Revised Registration Statement.

42.	In your discussion of the interim changes in the various operating expense line items, you identify multiple factors for changes without quantifying the impact of each. Please revise to quantify the change for each of the factors that you cite. Refer to Item 303(b) of Regulation S-K.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure on pages 313-315 of the Revised Registration Statement.

43.	Please provide a table that separately lists all sources of revenues for each period presented (Digital and Physical Media Revenue, Pay-it-forward Revenue, Angel Guild, Theatrical Release Revenue, Content Licensing, and Other revenue). See Item 303(b) of Regulation S-K.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure on pages 313 and 314 of the Revised Registration Statement.

Trends and Key Factors Affecting Our Performance, page 279

44.	Revise to disclose the metrics and key performance indicators considered material to an understanding of ASI’s business. In this regard, disclose the number of Angel Guild memberships as of a current date and provide historical information for comparable periods, with a view to understanding its growth. Provide similar data about other metrics you track, such as distribution partners, MAUs, app installs or similar metrics.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure on pages 318-319 of the Revised Registration Statement.

U.S. Securities and Exchange Commission

February 14, 2025

Beneficial Ownership of Securities, page 293

45.	For each entity disclosed in this section, please revise to identify the natural person(s) that hold voting and/or dispositive power, as well as their percent voting power, of the relevant shares.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure on pages 332-343 of the Revised Registration Statement.

46.	Revise to disclose the beneficial ownership of ASI as of a current date before the consummation of the Business Combination.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure on pages 334-335 of the Revised Registration Statement.

Certain Relationships and Related Person Transactions, page 298

47.	Please revise to indicate whether the transactions discussed in this section include each applicable transaction up to the date of the prospectus. If not, please revise to discuss any applicable transactions.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure on pages 344-349 of the Revised Registration Statement. SAC and ASI confirm that this section includes all related party transactions up to the date of the Revised Registration Statement, and will further update this section as needed in future filings.

Angel Studios, Inc.
1. Description of Organization and Summary of Significant Accounting Policies
Content Licensing, page F-71

48.	Please disclose the significant payment terms (for example, when payment is typically due) for your content licensing arrangements and clarify if an allowance for doubtful accounts is recorded. Refer to ASC 606-10-50-12.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure on pages F-62-F-64 and F-77-F-81 of the Revised Registration Statement.

U.S. Securities and Exchange Commission

February 14, 2025

General

49.	Please revise, where applicable, to discuss the general character of the Sponsor’s business and describe the experience of the Sponsor, its affiliates, and any promoters in organizing special purpose acquisition companies and the extent to which the Sponsor, its affiliates, and the promoters are involved in other special purpose acquisition companies. Refer to Items 1603(a)(2) and (3) of Regulation S-K.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure on pages 34-35 and 271-272 of the Revised Registration Statement.

50.	To the extent applicable, please revise to include the disclosure required by Item 1603(a)(9) of Regulation S-K for each class of securities, where appropriate. Where there are restrictions on transfer, please provide this disclosure in tabular format.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure on pages 287-292 of the Revised Registration Statement.

51.	Throughout the prospectus, where you discuss your dual-class structure and your status as a “controlled company” due to a majority of voting power held by a single shareholder, please identify the shareholder and disclose the percentage of voting power over matters requiring shareholder approval.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure on pages 52, 71, 99-100, 128-129, 206 and 227 of the Revised Registration Statement.

52.	To the extent applicable, where you discuss compensation that has been or will be awarded to, earned by, or paid to the Sponsor, its affiliates, and any promoters, or the amount of securities issued or to be issued by SAC to the Sponsor, its affiliates or promoters, or reimbursements to be paid to such parties, please clearly disaggregate the nature and amount of compensation and reimbursements by individual party. Ensure that the disclosure is clear and explains any circumstances or arrangements under which the Sponsor, its affiliates, and promoters, directly or indirectly, have transferred or could transfer ownership of securities of SAC, or that have resulted or could result in the surrender or cancellation of such securities. Refer to Item 1603(a)(6) of Regulation S-K.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure on pages 56-59 and 191-193 of the Revised Registration Statement.

U.S. Securities and Exchange Commission

February 14, 2025

53.	In connection with the investor presentation dated and filed on Form 8-K on September 11, 2024, please address the following:

•	Revise your slide deck to provide box office and TV & streaming revenues and “Financial Overview” information for 2024, rather than solely highlighting your favorable results from 2023;
•	Where you discuss your slate of movies, clarify those that are theatrical vs. TV & streaming releases, given the different amounts of revenue you may earn;
•	Clarify why you refer to the “Angel Treasury” as a foundation, when it appears that your digital assets are held by you;
•	Clarify why you refer to the Microstrategy case study and otherwise indicate an intent to hold bitcoin you acquire when your periodic reports disclose that you may sell your digital assets to support operating cash flow; and
•	Provide support for data you present in support of the Angel Waterfall Alignment.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure in the Investor Presentation, dated February 14, 2025, attached as exhibit 99.9 to the Revised Registration Statement.

*        *        *        *        *        *

U.S. Securities and Exchange Commission

February 14, 2025

If you have any questions regarding this letter, please do not hesitate to contact SAC’s legal counsel, Matthew M. Guest at (212) 403-1341 or by email at MGuest@wlrk.com, or Raaj S. Narayan at (212) 403-1349 or by email at RSNarayan@wlrk.com, or ASI’s legal counsel, Mark Bonham at (801) 907-2702 or by email at MBonham@mayerbrown.com or Brian Hirshberg at (212) 506-2176 or by email at BHirshberg@mayerbrown.com.

Very truly yours,

/s/ Jeb Spencer
Jeb Spencer
Chief Executive Officer, Southport Acquisition Corporation

/s/ Neal S. Harmon
Neal S. Harmon
Chief Executive Officer, Angel Studios, Inc.

cc:	Matthew M. Guest, Wachtell, Lipton, Rosen & Katz Raaj S. Narayan, Wachtell, Lipton, Rosen & Katz Mark Bonham, Mayer Brown LLP Brian Hirshberg, Mayer Brown LLP